21001471

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response……12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53276

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stinson Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 1330
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lonnie Odom **415-981-3345**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – if individual, state last, first, middle name)

21860 Burbank Blvd, Suite 150	**Woodland Hills**	**CA**	**91367**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, **Lonnie Odom**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stinson Securities, LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 11th day of February, 2021, by Lonnie Odom
________________, proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature ________________ **(Seal)**

Notary Public

Signature

President
Title

APRIL M. JOHNSON
Notary Public – California
San Francisco County
Commission # 2218664
My Comm. Expires Nov 13, 2021

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Stinson Securities, LLC

Notes to the Financial Statements

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Stinson Securities, LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stinson Securities, LLC, as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stinson Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stinson Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 11 through 14 has been subjected to audit procedures performed in conjunction with the audit of Stinson Securities, LLC's financial statements. The supplemental information is the responsibility of Stinson Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

2/15/2021

STINSON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	207,552
Accounts receivable		3,761
Right of use asset – operating lease		46,542
Prepaid expenses		1,996
Total assets	$	259,851

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	40,258
Accrued commissions		1,880
Income taxes payable		800
Lines of credit payable		22,734
PPP loan payable		82,842
Lease liability – operating lease		47,334
Total liabilities		195,848
Member's Equity		64,003
Total liabilities and member's equity	$	259,851

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2020

Revenue	
Underwriting Fees	$ 141,585
Interest and other income	3,792
Total Revenue	145,377
Expenses	
Commissions	$ 15,590
Information Service Fees	26,670
Professional fees	17,754
Underwriting expenses	7,746
Communication and data processing	12,378
Interest expense	8,425
Clearing fees	29,500
Occupancy expense	43,592
Retirement plan	62,000
Travel and entertainment	11,077
Operating expenses	70,437
Total Expenses	305,169
Net Loss	$ (159,792)

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2020

	Common Stock	Preferred Stock	Preferred Stock, Class C	Retained Earnings	Total
Balance, December 31, 2019	$1	$155,000	$159,000	$ (98,573)	$215,428
Capital Contributions				25,000	25,000
Capital Distributions				(16,633)	(16,633)
Net Loss				(159,792)	(159,792)
Balance, December 31, 2020	$1	$155,000	$159,000	$ (249,998)	$64,003

The accompanying notes are an integral part of these financial statements

STINSON SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2020

Cash flows from operating activities:	
Net loss	$ (159,792)
Change in operating assets and liabilities:	
Prepaid expenses	10,766
Accounts receivable	(3,761)
Amortization of Right of use asset – operating lease	(46,529)
Accounts payable and accrued liabilities	(2,436)
Accrued commissions	1,880
Lease liability – operating lease	47,321
Taxes payable	(2,260)
Net cash provided by operating activities	(154,811)
Cash flows from financing activities:	
Receipt of PPP loan	82,842
Contributions	25,000
Distributions	(16,633)
Line of credit payable	(1,713)
Net cash used in financing activities	89,496
Net decrease in cash	(65,315)
Cash, beginning of year	272,867
Cash, end of year	$ 207,552
Supplemental information:	
LLC fees paid	$ 3,349

The accompanying notes are an integral part of these financial statements

Stinson Securities, LLC

Notes to Financial Statements

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed Stinson Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was formed as a California Limited Liability Company in July 19, 2001. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker-dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis." The Company participates in municipal and corporate debt securities underwriting, and brokers U.S. government municipal and corporate debt securities, and the sale of private placements of securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the cumulative effect method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Stinson Securities, LLC

Notes to Financial Statements- Continued

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Effective January 1, 2020, The Company adopted the provision of Accounting Standards Update 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services. No interest or penalties are recorded on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received. Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. The adoption of the standard did not have a material impact on the Company's Financial Statements.

Revenue Recognition

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue- producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The Company applied Topic 606 under the cumulative effect method – i.e. by recognizing the cumulative effect if initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. There were no adjustments necessary.

Revenue from contracts equal to twelve months or less in duration is recognized upon termination, completion and acceptance by the customer and when the collectability of the related receivable is reasonably assured.

The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale or point in time.

Stinson Securities, LLC

Notes to Financial Statements- Continued

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2020, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Stinson Securities, LLC, a limited liability company has elected to be taxed as partnership. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Management believes there are no uncertain tax positions.

Concentrations

The Company has revenue concentrations; the company specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 15, 2021 which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had regulatory net capital of $144,849 which was $44,849 above the minimum requirement of $100,000.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A Members are entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.

Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

NOTE E – RENT

The amount of rent for 2020 was $43,592

NOTE F – LINES OF CREDIT

The balance of the line of credit at December 31, 2020 was $22,734 and the interest rate was 10%.

NOTE G – PPP LOAN

The Company received a loan from the U.S.Small Business Administration in the amount of $82,842 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 20, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

NOTE H – LEASES

In February 2016, the FASB issued ASU No. 2016-03, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company adopted the standard in January, 2019 and the financial statements reflect such adoption.

As of December 31, 2020, the operating lease right-of-use asset and lease liability are valued at $46,542 and $47,334, respectively.

NOTE I – OTHER COMMITMENTS AND CONTINGENCIES

The Company has a clearing agreement with its clearing broker-dealer which included an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE J – RISK AND UNCERTAINTIES

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advise. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

SUPPLEMENTAL INFORMATION

STINSON SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2020

Net capital:	
Total member's equity	$ 64,003
Less: Non-allowable assets	
Prepaid expenses	1,996
Total non-allowable assets	1,996
Add: PPP loan forgivable amount	82,842
Net Capital	**144,849**
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $66,463 or $100,000, whichever is greater	100,000
Excess Net capital	$ 44,849
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement	$ 24,849
Ratio: Aggregate indebtedness to net capital	46%

The net capital computation agrees to the Focus Report filed for December 31, 2020

The accompanying notes are an integral part of these financial statements

Stinson Securities, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Related to Possession or Control
Requirements under the (k)(2)(ii) exemptive provision

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2) (ii) exemptive provision.

Schedule IV
Information Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(4) as it meets the minimum assessment as For in Section 4(d)(1) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Stinson Securities, LLC
San Francisco, CA

We have reviewed management's statements, included in the accompanying Stinson Securities, LLC Exemption Report in which (1) Stinson Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stinson Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Stinson Securities, LLC, stated that Stinson Securities, LLC met the identified exemption provision throughout the most recent fiscal year of 2020, without exception. Stinson Securities, LLC management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts
February 15, 2021

STINSON SECURITIES, LLC

LMHS, P.C. - Certified Public Accountants and Advisors
80 Washington Street, Building 5
Norwell, MA 02061

February 15, 2021

Assertions Regarding Exemption Provisions

Stinson Securities LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2020 through December 31, 2020.

Stinson Securities, LLC

By:

Lonnie Odom, President

Lonnie Odom

From: hbersoncpa@gmail.com
Sent: Tuesday, February 23, 2021 2:00 PM
To: Lonnie Odom
Subject: RE: audit report filed with FINRA

One report goes to SEC in SF:
Securities and Exchange Commission
SF Regional Office
Attn: Jina Choi, Regional Director
44 Montgomery Street, Suite 2800
SF, CA 94104

Two reports go to SEC in DC:
Securities and Exchange Commission
Registrations Branch, Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Make sure all three reports contain your original signature and the original notarized stamp.

All must be received by March 1

From: Lonnie Odom <lodom@stinsonllc.com>
Sent: Tuesday, February 23, 2021 1:53 PM
To: hbersoncpa@gmail.com
Subject: RE: audit report filed with FINRA

FYI. Please send mt eh list of where I need to FedEx the audit. Thanks.

Lonnie Odom
President & CEO
Stinson Securities, LLC
220 Sansome Street, suite 1330
San Francisco, CA 94104
(415) 981-3345 direct line
(415) 981-3352 fax
www.stinsonllc.com

From: hbersoncpa@gmail.com <hbersoncpa@gmail.com>
Sent: Thursday, February 18, 2021 3:38 PM
To: Lonnie Odom <lodom@stinsonllc.com>
Subject: audit report filed with FINRA

Attached is the receipt for filing

Helene Berson, CPA FINOP
(415) 203-3960